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                                                                  EXHIBIT (A)(5)

HEADLINE: TI Group Recommended $570 Million Offer for Walbro Corporation;
- Announces the Formation of TI Automotive Systems Group To Accelerate Growth

DATELINE: LONDON, April 28

BODY:
    TI Group, the global specialized engineering company, today announced a recommended offer for Walbro, a Nasdaq quoted company which is a leading manufacturer of automotive fuel storage and delivery systems. TI Group is offering US$20 for each of the 8.7 million shares in issue (and up to 0.85 million shares to be issued on the exercise of options) which values Walbro at around $570 million, after assumed debt which was $388 million at 31 December 1998. The all cash offer is being met from TI Group's existing facilities. The offer is being recommended by the Board of Walbro to its shareholders and is subject to regulatory clearances. It is anticipated that completion will take place by the end of June.

   The total offer value of $570 million represents 0.8 times 1998 sales and 7.2 times 1998 EBITDA. The acquisition is expected to be earnings enhancing in 2000, the first full year under TI's ownership, before amortization of goodwill but after one off integration costs of $30 million which will be incurred during 1999 and 2000.

   TI Group will combine its existing fuel business with Walbro to create a world leading position in the supply of complete automotive fuel storage and delivery systems where the Walbro name plays a prominent role. This enlarged business will sit alongside Bundy's global brake and powertrain business.

   Headquartered in Auburn Hills, Michigan, Walbro is an
acknowledged technological leader in the design and manufacture of single and multi-layer composite fuel tanks, pumps and level sensors, these products being incorporated in complete fuel storage and delivery systems. Walbro supplies key automotive and small engine OEMs in North America, Europe, South America and Asia Pacific, employs approximately 5,000 people at 28 facilities in 15 countries, and operates two "state of the art" emissions testing facilities in the US and Germany. In 1998 Walbro had sales of $678m, EBIT of $43m and EBITDA of $79m, representing significant improvement over 1997. 1998 net assets were $78m.

   Walbro also has stakes in a series of important joint ventures engaged in the same business with additional gross sales of $210 million. These interests include a 49% stake in a joint venture with Magneti Marelli in Europe and South America, a 50% owned joint venture with Mitsuba in Japan and a 48% owned joint venture in Vitec L.L.C. located in Detroit.
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   On completion Mr. Frank Bauchiero, President and Chief Executive Officer of
Walbro, will report to Bill Laule, Chief Executive of TI Group.
Walbro comprises two businesses -- a $530 million automotive fuel storage and delivery systems business and a $150 million fuel systems business for small engines used in industrial applications. These figures do not include joint venture sales. The $530 million fuel systems business is totally complementary to TI's existing $375 million Bundy fuel delivery systems business. This Bundy business comprises rigid and flexible lines and quick connectors, used for fuel delivery and vapour control throughout the fuel system, and Bundy is a world leader in this product area.

   Sir Christopher Lewinton, Chairman of TI Group, commented:

   "This attractive acquisition is consistent with the strategy TI Group has followed over a number of years and I am very pleased that, on completion, it will enable TI to form a new TI Automotive Systems group of which Bundy and Walbro will be the key businesses. I am confident that the combination of these two businesses within TI Automotive Systems will accelerate the growth of this important part of the Group."

   The new TI Automotive Systems group will have important positions in three key fluid handling automotive markets for brake, fuel and powertrain systems. The combined revenues for this new group in 1998 would have been around $2.0 billion.

   TI's Bundy business already operates on a worldwide basis with facilities in 27 countries. Together with Walbro, which operates in 15 countries including all the major economies, it creates a powerful combination able to provide enhanced service to customers in all these markets and generate further growth.

   Demand for higher value fuel storage and delivery systems from the global automotive OEMs is expected to exceed significantly the underlying growth in automotive markets, driven by design requirements, tighter safety and emissions legislation, increasing system performance requirements and greater outsourcing on the part of the automotive OEMs.

   In response to these market drivers, automotive manufacturers are replacing metal fuel tanks with composite tanks for which Walbro has both a world leading position in the market coupled with leading technology and quality. The automotive manufacturers are seeking to create a completely integrated fuel storage and delivery system comprising fuel tanks, pumps, level sensors and sophisticated vapour management equipment, together with low permeability connectors and fuel lines. This fuel system integration is consistent with the strategic direction of both Bundy and Walbro and offers significant growth opportunities.
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   Frank Bauchiero, Walbro's Chief Executive Officer, stated:

   "We believe this merger agreement offers significant benefits to our shareholders, customers and employees, as well as to the communities where we are located. This combination with TI strengthens the global reach of both companies and offers current and potential customers of both businesses an impressive array of products and systems that enjoy strong market positions. Moreover, the respective cultures of both companies are very similar.
We believe that merging these talents will have a positive synergistic effect on the competitiveness of the combined company."

   Bill Laule, Chief Executive of TI Group, commented:

   "I am delighted that we are able to make this recommended offer for Walbro. With the strong strategic fit and Walbro's sustained investment in new facilities, this acquisition now gives us the opportunity to continue its strong record of sales growth, enhance its margins and deliver increased profitability and cash generation. The creation of a uniquely positioned TI Automotive Systems group, capable of supplying completely integrated fuel storage and delivery systems on a global basis, moves the business further up the added value chain. The enlarged market that will now be served by us provides great potential for accelerated growth and ideally positions TI Automotive Systems to enjoy even greater success in the future, and contribute to improved shareholder value."

For further information please contact:

TI Group
--------

 .   London

        Bill Laule
        Chief Executive                           Tel:+44(0)171 560 5700

        Martin Angle
        Group Finance Director                    Tel:+44(0)171 560 5700

        Allan Welsh
        CEO, Bundy                                Tel:+44(0)171 560 5700

        John Dawson
        Investor Relations                        Tel:+44(0)171 560 5700

        John Reynolds
        Shandwick                                 Tel:+44(0)171 329 0096


 .   Detroit

        Jim Davis
        President, Bundy North America            Tel: 810 758 4511

        Jim Katzoff
        Executive Vice-President, TI Group Inc    Tel: 810 758 4511

    NOTES TO EDITORS

    TI Group plc, listed on the London Stock Exchange, is one of the world's leading specialized engineering companies. Headquartered in the UK, the Group operates on a global basis and employs over 35,000 people at more than 400 manufacturing and customer service facilities in over 45 countries.

    TI's strategy was put in place by the Group's Chairman, Sir Christopher Lewinton, following his appointment as Chief Executive in 1986. The strategy is to be an international engineering group concentrating on specialized engineering businesses operating in selected niches on a global basis. Key businesses must be able to command positions of sustainable technological and market share leadership. They will have a high knowledge and service content and be able to anticipate and meet customers' needs.

    Implementation of this focused strategy since 1986 led to the creation of four world leading businesses and has involved considerable corporate activity, including some 45 major acquisitions and over 30 disposals. Over
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this period, the Group's market capitalization has grown from $450 million in
1986 to $3.7 billion today.

    TI Group's four world leading businesses are John Crane (engineered sealing systems), Forsheda (engineered elastomer seals), Bundy (fluid carrying systems) and Dowty (aerospace systems). Group sales revenue in 1998 was $3.5 billion, of which 45% was made in North America, 27% Continental Europe, 20% UK and 8% Rest of the World.

    In North America, TI Group employs over 14,000 people in more than 120 manufacturing and customer service facilities across the US, Canada and Mexico. TI sales revenue in North America in 1998 was around $1.5 billion.

    US shareholders currently hold approximately 25% of the total issued share capital of the Group, including through an ADR program in the US.

    A detailed description of TI Group and its businesses can be found on the company's website at www.tigroup.com.

    Magneti Marelli
    Magneti Marelli, in which Fiat S.p.a. has a controlling interest, sells a wide variety of automotive components, principally electrical and electronics-based. In 1998 Magneti Marelli had sales of around $4bn and 29,400 employees worldwide.

    Mitsuba Corporation
    Headquartered in Japan, Mitsuba Corporation (formerly Mitsuba Electric Manufacturing Co. Ltd.) was established in 1946 and manufactures automobile parts, motorcycle parts and bicycle accessories.

    Vitec LLC
    Vitec is a joint venture formed in October 1996 between Walbro and the heads of two minority-owned plastics companies.